SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SUCCESSFUL COMPLETION OF CGG’S €350 MILLION RIGHTS

OFFERING AS PART OF ITS TRANSFORMATION PLAN

Paris, France – 3 February 2016

CGG announces today the success of its share capital increase through the distribution of preferential subscription rights to existing shareholders launched on 13 January 2016 to fund the implementation of a new step of its Transformation Plan.

The final gross proceeds amount to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares.

485,948,856 new shares were subscribed by irrevocable right (à titre irréductible), representing approximately 91.5 % of the total number of new shares. 33,314,234 new shares were requested and subscribed on a reducible basis (à titre réductible), representing approximately 6.3% of the total number of new shares.

The balance of non-subscribed shares (11,932,486 new shares, which represent approximately 2.2 % of the total number of new shares) will be sold in the market by the bank syndicate.

The net proceeds of the issuance will be used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan.

Settlement and delivery of the new shares will take place on 5 February 2016. The listing of the new shares on the regulated market of Euronext Paris (Segment B) on the same line as the existing shares (FR0000120164) will take place on 5 February 2016. As from that date, the share capital of CGG will be composed of 708,260,768 shares with a nominal value of €0.40 each, for a total nominal share capital of €283,304,307.20.

Upon completion of the capital increase and taking into consideration the subscriptions by irrevocable right for all of the preferential subscription rights attached to their respective shares, Bpifrance and IFP Energies Nouvelles will hold together 10.62% of CGG’s share capital, comforting their shareholders position.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations
Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

Disclaimer

This press release and the information it contains do not constitute an offer to sell or subscribe or a solicitation to buy or subscribe securities issued by CGG in the United States or in any other jurisdiction.

No communication or information relating to CGG’ share capital increase with preferential subscription rights may be distributed to the public in any jurisdiction in which registration or approval is required. No action has been undertaken to make an offer to the public of CGG’ new shares or preferential subscription rights in any jurisdiction outside of France where such steps would be required.

The issue, the exercise or the sale of preferential subscription rights and the subscription for or purchase of new shares or preferential subscription rights may be subject to legal or statutory restrictions in certain jurisdictions. CGG assumes no responsibility for any violation of such restrictions by any person.

The preferential subscription rights and the new shares mentioned in this press release have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States without registration or an exemption from registration under the US Securities Act of 1933. This press release is issued pursuant to Rule 135(c) of the Securities Act 1933, as amended.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 5th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO